Exhibit 99.1

June 2023 Investor Presentation

Forward Looking Statements This presentation of Maris - Tech Ltd . (the “Company”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities law . Words such as “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discusses its vision, the potential of its product, its strategy, market potential for its product, its paradigm, commercialization of its product and its future growth . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, the reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (the “SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20 - F for the year ended December 31 , 2022 , filed with the SEC on March 6 , 2023 . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements . 1

Video Streaming & AI at the Edge for Autonomous Remote Platforms 2

Maris - Tech at a Glance Innovation Edge AI accelerated video solutions designed to integrate with autonomous and semi - autonomous land, sea, air, and space platforms Team Electronics engineering and imaging experts, with a strong presence in the US and other territories Use Cases Situational awareness, site and infrastructure inspection, crowd and traffic control, crime prediction, space exploration, precision agriculture , and more Track record Solution provider of choice for the reliable intelligence and actionable insights needed by professional industries, governments, military sectors, and law enforcement Foundation A pioneer in AI - based video analytics technology, founded in 2008 Listed 3

Key Investment Highlights Significant business milestones since IPO Edge AI and IVASR* are driving multiple fast - growing use cases and markets** Revenue growth, a growing backlog backed by strong liquidity Maris has a proven track record and broad eco - system The Maris Edge – innovation, full system solutions *Intelligent video analytics, streaming & recording **See Market Size and Forecast 4

Public Announcements Since IPO 5

New Customer in Australia $660,000 purchase order for Jupiter - AI based platform from a new customer based in Australia New Product Launches the development of Uranus - AI - the next generation of 8K Ultra - HD video and AI acceleration edge computing platform New Customer in Israel $1,100,000 purchase order from a leading Israeli defense company Leadership Nir Ben Moshe, former Director of Security of the Israeli defense establishment, joins Advisory Board New Customer in Israel Enters agreement with leading defense company for up to $500,000 in purchase orders for units of the Opal platform Jan ‘23 Leadership Les Litwin, seasoned industry marketing expert, joins Advisory Board Feb ‘23 Jan ‘23 Dec ‘22 Sept ‘22 The Largest Delivery Agreement Agreement with Art of Logic Australia for $7,500,000 for the Callisto based Uranus - AI May ‘23 Announcements Since IPO Feb ‘23 May ‘23 Distribution Agreement in Turkey IMCA Elektronik is a leading defense, aviation, transportation, industrial, and consumer electronics distributor Repeat Order $410,000 from a leading defense contractor May ‘23 6

R&D Grant Receives a grant for the development of an advanced system for drone fault prediction New Product Launches the Jupiter - AI, a high - end multiple - stream video platform with AI acceleration New Space Design Win Awarded the Beresheet 2 video solution ‘22 Aug July ‘22 Jun ‘22 UK Sales $300,000 order from the UK distributor Jun ‘22 New Order $300,000 from a leading defense company Nasdaq Listing Completes initial public offering of ordinary shares and warrants for proceeds of $17,800,000 Feb ‘22 Leadership Appoints a 20 - year industry veteran to lead sales and marketing in the US market Mar ‘22 First US Customer $300,000 order from the first major US customer Apr ‘22 EU Marketing Participating Eurosatory 2022 Aerospace, Defense and Security exhibition May ‘22 Announcements Since IPO ‘22 July US Marketing Presents Jupiter - AI at Commercial UAV Expo Las Vegas Sept ‘22 7

Management Israel Bar CEO, Founder Carmela Bastiker COO Magenya Roshanksi CTO Nir Bussy CFO David Raviv VP Marketing 8

Advisory Board Leslie G. Litwin • Managing director and founder of Antrica, industry - leading video encoders and decoders • Founder of Zilica Ltd., specialized video and CCTV ICs and sub - assemblies Leslie G. Litwin • Managing director and founder of Antrica, industry - leading video encoders and decoders • Founder of Zilica Ltd., specialized video and CCTV ICs and sub - assemblies Nir Ben Moshe • Former Director of Security for the Israel defense establishment (Ministry of Defense, industries, manufacturers, and R&D organizations) • Experience managing large - scale, highly sensitive national security operations worldwide Nir Ben Moshe • Former Director of Security for the Israel defense establishment (Ministry of Defense, industries, manufacturers, and R&D organizations) • Experience managing large - scale, highly sensitive national security operations worldwide 9

Large, Fast Growing Markets 10

Edge Video Steaming and AI Driving Large, Fast - Growing Markets Intelligent video analytics, streaming & recording (IVASR) combined with Edge AI delivers quicker insights on - site, enabling real - time decision - making Homeland Security & Law Enforcement Drones, covert applications and intelligence gathering Aerospace & New Space UAV - mounted systems, helmet - mounted systems, aircraft and spacecraft Smart city Crowd control, real - time traffic monitoring and dynamic situational adaptation Defense UGV - mounted systems, armored vehicles, drones, weapon sights, Commercial Industries Smart retail, site infrastructure, precision agriculture 11

Applications Overview Video, Audio, Data Video, Audio, Data Unmanned Aerial Vehicles Indoor & Outdoor Drones Unmanned Ground Vehicles Aircrafts Armored Vehicles Missiles Unmanned Sea Vehicles Infantry Soldiers Military Dogs Sniper Sights Autonomous Vehicles Nano Satellites Headquarters & Operation Rooms RF Datalink, 4G LTE, Wi - Fi 12

Market Size and Forecast Defense, Aerospace, HLS and Commercial markets Video Analytics vs. 2019 $4.1B 2027 $21.7B Source: https://www.alliedmarketresearch.com/video - analytics - marke t 13

Selected Customers Successfully deployed by more 100+ companies and agencies around the globe* Across a wide range of industries Fully operational and fielded Delivering strong benefits and ROI Defence HLS Commercial *Includes both direct and indirect customers 14

Ecosystem & Partners 15

The Maris Edge: Innovation & Full System Solutions 16

The Maris Edge High Video Quality Supports the most advanced video compression standards for real - time quality transmission Low Latency Offers up to 100ms end - to - end latency as well as an FPGA - based solution with sub - frame ultra - low - latency streaming Best in Class SwaP Miniature and lightweight, with extremely efficient power consumption to deliver the longer operating life needed for extended transmissions Multiple streams Simultaneously supports multiple sensors on a single platform, essential for providing complete imaging coverage Robust communication Supports a variety of miniature and low - power stable wireless communications for uninterrupted transmission in indoor/outdoor harsh environments, including Forward Error Correction (FEC) Modular and Flexible Easily integrates with independently designed systems and can be configured to support any electro - optical and thermal sensor standard Powerful AI acceleration Sophisticated AI processor specifically designed to accelerate deep learning applications on edge devices 17

Leading Edge, Full System Solutions Jupiter AI A miniature, low - power and low - cost surround video & AI edge computing platform for new space applications Opal Tactical Edge Computing System Low power Low - latency streaming 1 Tb Micro SD Memory detachable storage High video quality over narrow - band wireless networks Powerful AI acceleration enabled by Hailo - 8 Powerful deep learning and AI acceleration enabled by Hailo - 8 Low power Miniature and lightweight Low - latency streaming High video quality over narrow - band wireless networks 18

New Frontiers A miniature, low - power and low - cost surround video & AI edge computing platform for new space applications Multiple Ultra - HD cameras video capture generating panoramic surround view H . 265 video stream & snapshots recording on storage device Video stream & snapshots download Communication and control with spacecraft mission computer AI powered anti - collision, proximity estimation, landing 19

New Frontiers Drone Fault Prediction and Failures Diagnostics Uses data from various sensors in the drone to monitor its performance and detect any abnormal behavior or malfunctions. Data is collected in real - time and the reports immediately The algorithms are also used to predict the likelihood of a fault occurring based on historical data and other factors, such as environmental conditions. 20

Revenue Growth & Growing Backlog 21

Business Model Sample Products OEM board level solutions Final products within mechanical enclosure System level solutions 22

Revenue Growth 155% increase in revenue since 2020 2020 2021 See: Maris - Tech Ltd. financial statements for the years ended 2021 and 2022 filed as part of the Company's Annual Report on Form 20 - F for the years ended 2 - 21 and 2021, respectively. 988 2,075 2,505 2022 23 Revenue ($K)

Backlog Continues to Increase revenue has not been recognized and we consider valid. 01 - 2022 01 - 2023 03 - 2023 We define backlog as the accumulation of all pending orders with a later fulfillment date for which 24 $608 $1,900 $2,600 Backlog for the beginning of the period ($K) $10,500 06 - 2023

Strong Liquidity - $1,139 - $1,106 See: Maris - Tech Ltd. financial statements for the year ended 2022 filed as part of the Company's Annual Report on Form 20 - F for the year ended 2022. Cash, cash equivalents & outstanding bank loans at the end of the period ($K) $9,340 2020 2021 2022 2020 2021 2022 25

Summary Edge AI and IVAR are driving multiple fast - growing use cases and markets 26 Maris has a proven track record and broad eco - system The Maris Edge – Innovation, full system solutions Robust revenue growth, a growing backlog backed by strong liquidity

Thank you Nir Bussy, CFO Tel: +972 - 72 - 2424022 Nir@maris - tech.com Relevant financials